UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-91478
For the fiscal years ended December 31, 2011 and 2010

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gateway Western Railway Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	10
Signatures	11
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Gateway Western Railway Union 401(k) Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2011and 2010 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the financial statements, the Board of Directors of Kansas City Southern, the Plan's sponsor, voted on August 2, 2011, to merge the Plan into the Kansas City Southern 401(k) and Profit Sharing Plan effective December 30, 2011. All plan assets were transferred to the Kansas City Southern 401(k) and Profit Sharing Plan on December 30, 2011.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Kansas City, Missouri
June 21, 2012

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Investments, at fair value:
Plan interest in the Master Trust	$—	$3,353,650
Total investments	—	3,353,650

Net assets available for benefits	$—	$3,353,650
See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010

	2011	2010
Additions:
Investment income (loss) in Master Trust:
Interest and dividends	$67,492	$49,869
Net appreciation (depreciation) in fair value of investments	(86,676)	176,615

Total investment income (loss) in Master Trust	(19,184)	226,484

Investment income:
Interest and dividends	—	29,726
Net appreciation in fair value of investments	—	112,358

Total	—	142,084

Total investment income (loss)	(19,184)	368,568

Contributions:
Participant contributions	158,195	146,287
Company contributions	55,255	71,238

Total contributions	213,450	217,525

Total additions	194,266	586,093

Deductions:
Fees and expenses	(8,902)	(4,529)
Benefits paid	(320,099)	(174,991)

Total deductions	(329,001)	(179,520)

Increase (decrease) in net assets available for benefits before transfer of assets to other qualified plan	(134,735)	406,573
Transfer to Kansas City Southern 401(k) and Profit Sharing Plan	(3,218,915)	—
Net assets available for benefits:
Beginning of year	3,353,650	2,947,077

End of year	$—	$3,353,650

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1)	Description of the Plan
The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a)	General
The Plan is a participant-directed, defined contribution plan adopted on July 1, 1997. The Plan covers certain union employees of The Kansas City Southern Railway Company (the “Company”), generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. Employees are eligible to participate in the Plan on the first day of each calendar month coincident with or immediately following the employee's first day of employment. On October 1, 2010, the plan was amended to modify eligibility provisions such that the attainment of age 18 was no longer an eligibility condition for any employee. A Plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals or receive Company matching contributions under the Plan but will continue to be vested under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective December 30, 2011, the  Gateway Western Railway Union 401(k) Plan was merged into the Kansas City Southern 401(k) and Profit Sharing Plan (the "KCS 401(k) Plan").

(b)	Plan Administration
The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee. On October 1, 2010, the Plan's trustee changed from Charles Schwab Trust Company to Fidelity Management Trust Company (the “Trustee”). In addition, Kansas City Southern (“KCS”), the plan sponsor of the Kansas City Southern 401(k) and Profit Sharing Plan and the Kansas City Southern Employee Stock Ownership Plan, and The Kansas City Southern Railway Company, a subsidiary of KCS and sponsor of the Gateway Western Railway Union 401(k) Plan, entered into an agreement with the Trustee to create the Kansas City Southern Master Trust (the “Master Trust”). The Master Trust included the investment assets of each of the Plans. Effective December 30, 2011, the investment assets of the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Southern Employee Stock Ownership Plan were merged into the KCS 401(k) Plan. Following the merger, the Master Trust was amended to reflect that the KCS 401(k) Plan's assets are held under a single plan and the Master Trust ceased to exist. The Trustee is responsible for the custody and management of the Plan's assets.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). Subject to the terms of the applicable collective bargaining agreements, the Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting
Participants are immediately vested in their contributions and Company matching contributions, plus actual Plan earnings thereon.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(e)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distributions at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from services. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70  1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts
Each participant's account is credited with the participant's contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the Plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's vested account.

(g)	Administrative Expenses
Investment and recordkeeping expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. The Company may choose to pay some or all of the administrative expenses of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

(3)	Plan Interest in Master Trust
Effective October 1, 2010, the Plan's assets were held in a Master Trust. The Master Trust held the assets of the Kansas City Southern 401(k) and Profit Sharing Plan, Kansas City Southern Employee Stock Ownership Plan and the Gateway Western Railway Union 401(k) Plan (collectively, the “Plans”). The Plans' record keeper maintains supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant's account. The net investment income or loss of the investment assets was allocated by the record keeper to each Plan and to each participant's account based on the investment held in-participant directed account balances.
Effective December 30, 2011, the investment assets of the Plan were merged into the KCS 401(k) Plan.
The net assets of the Master Trust at December 31, 2010 consisted of the following:

2010
Investments, at fair value
Common stock of Kansas City Southern	$36,876,583
Common stock of Janus Capital Group	5,414,017
Mutual funds	59,618,702
Net assets available for benefits at fair value	$101,909,302

Net investment in Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan
Investment in Master Trust	$59,786,596
Plan's percentage interest in net assets of the Master Trust	59%
Gateway Western Railway Union 401(k) Plan
Investment in Master Trust	$3,353,650
Plan's percentage interest in net assets of the Master Trust	3%
Kansas City Southern Employee Stock Ownership Plan
Investment in Master Trust	$38,769,056
Plan's percentage interest in net assets of the Master Trust	38%

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Investment income of the Master Trust for the period January 1, 2011 through December 30, 2011 and for the three months ended December 31, 2010 consist of the following:

	2011	2010
Investment income
Interest and dividends	$1,370,573	$894,396
Net appreciation (depreciation) in fair value of investments
Kansas City Southern common stock	14,019,950	8,386,504
Janus Capital Group Income common stock	(2,650,759)	838,088
Mutual funds	(2,099,547)	2,327,343
Total net investment appreciation	9,269,644	11,551,935
Net investment income	$10,640,217	$12,446,331

Net investment income (loss) from Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan	$4,453,809	$5,609,407
Gateway Western Railway Union 401(k) Plan	(19,184)	226,484
Kansas City Southern Employee Stock Ownership Plan	6,205,592	6,610,440
	$10,640,217	$12,446,331

(4)	Investments
The following investments represent 5% or more of the Master Trust net assets at December 31, 2010:

Kansas City Southern common stock, 770,478 shares	$36,876,583
Janus Capital Group common stock, 417,388 shares	5,414,017
Vanguard Prime Money Market, 9,664,051 shares	9,664,051
Fidelity Freedom 2015, 470,797 shares	5,338,838
For the nine months ended September 30, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Kansas City Southern common stock	$13,611
Mutual funds:
Value	14,408
Blend	11,865
Growth	22,779
Balanced	7,115
International	8,654
Real Estate	7,305
Bond Fund - Intermediate	26,621
Total net investment appreciation	$112,358
The Plan's investments were held in a Master Trust from October 1, 2010 through December 30, 2011. See Note 3 for further information.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(5)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets held in the Master Trust measured at fair value as of December 31, 2010:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Investment in Master Trust:
Common stock of Kansas City Southern	$36,876,583	$—	$—	$36,876,583
Common stock of Janus Capital Group	5,414,017	—	—	5,414,017
Mutual funds:
Value	5,152,428	—	—	5,152,428
Blend	3,375,467	—	—	3,375,467
Growth	6,909,916	—	—	6,909,916
Balanced	1,649,266	—	—	1,649,266
International	4,316,900	—	—	4,316,900
Real Estate	632,908	—	—	632,908
Target Date	23,324,391	—	—	23,324,391
Money Market Fund	9,664,051	—	—	9,664,051
Bond Fund - Intermediate	4,593,375	—	—	4,593,375
	$101,909,302	$—	$—	$101,909,302

As of December 31, 2010, the fair value of the Plan's portion of assets held in the Master Trust was $3,353,650. See Note 3 for a further discussion on the Master Trust.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(6)	Portfolio Risk
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service, dated January 18, 2011, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through August 23, 2010 and no amendments have been executed subsequently. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2011. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2008.

(8)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2010, the fair value of Kansas City Southern common stock shares held in the Master Trust was $36,876,583 and the Plan's portion held in the Master Trust was $129,018.

(9)	Plan Termination
Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances. Effective December 30, 2011, the investment assets of the Plan were merged into the KCS 401(k) Plan. See Note 12 for further information.

(10)	Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2011	2010
Total investment income (loss) per the financial statements	$(19,184)	$368,568
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(8,258)
Total investment income (loss) per the Form 5500	$(19,184)	$360,310

(11)	Prohibited Transaction
During the years ended December 31, 2011 and 2010, the Company failed to remit to the Trustee certain employee contributions totaling $85 and $8,512 within a timely manner. Delays in remitting contributions to the Plan's trustee were due to administrative errors, and the Company made contributions to the affected participants' account to compensate in aggregate the approximate lost income due to the delays.

(12)	Plan Merger
Effective December 30, 2011, the Plan was merged into the KCS 401(k) Plan and net assets of $3,218,915 were transferred.

Schedule 1
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4(a)-Schedule of Delinquent Participant Contributions
December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$8,597	$8,597

☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2011	$85	$—	$—	$—
2010	—	8,512	—	—
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan

June 21, 2012	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources